SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 3)*

YOUKU TUDOU INC.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

G9876M106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON 1Verge Holdings Ltd. (“1Verge”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time), all of which are directly held by 1Verge, except that each of 1Look Holdings Ltd. (“1Look”) and Chengwei Partners, L.P., Chengwei Preferred Holdings 2012, LLC, Chengwei Ventures Evergreen Advisors Fund, LLC and Chengwei GP Holdings Ltd. (collectively, the “Chengwei Funds”) and Anfu Holdings, LLC, Pishon Holdings Limited, Ping Ping and Yes Holdings Group Limited (collectively, the “Chengwei Affiliates”), the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Evergreen Management, LLC (“Chengwei Management”), the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time), all of which are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates, the shareholders of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,773,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON PN

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and Class A ordinary shares are not convertible into Class B ordinary shares. Each Class B ordinary share is entitled to four votes per share, whereas each Class A ordinary share is entitled to one vote per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights as noted above.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON 1Look Holdings Ltd. (“1Look”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
10 shares (represented by 10 Class B ordinary shares, which may be converted into 10 Class A ordinary shares at any time) are directly held by 1Look, except that Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look, may also be deemed to have sole voting power with respect to the shares directly held by 1Look.

6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

7

SOLE DISPOSITIVE POWER
10 shares (represented by 10 Class B ordinary shares, which may be converted into 10 Class A ordinary shares at any time) are directly held by 1Look, except that Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look, may also be deemed to have sole dispositive power with respect to the shares directly held by 1Look.

8

SHARED DISPOSITIVE POWER
626,773,149 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates, the holders of voting securities of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,773,159[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON OO

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge and 10 Class B ordinary shares directly held by 1Look.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
755,392 shares (represented by 313,007 Class A ordinary shares and 442,385 Class B ordinary shares, which may be converted into 442,385 Class A ordinary shares at any time) are directly held by Chengwei Partners, L.P., except that Chengwei Management, the general partner of Chengwei Partners, L.P.; and Mr. Ye Sha, the managing director of Chengwei Management, may also be deemed to have sole voting power with respect to the shares directly held by Chengwei Partners, L.P.

6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds (including Chengwei Partners, L.P.) and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

7

SOLE DISPOSITIVE POWER
755,392 shares (represented by 313,007 Class A ordinary shares and 442,385 Class B ordinary shares, which may be converted into 442,385 Class A ordinary shares at any time) are directly held by Chengwei Partners, L.P., except that Chengwei Management, the general partner of Chengwei Partners, L.P.; and Mr. Ye Sha, the managing director of Chengwei Management, may also be deemed to have sole dispositive power with respect to the shares directly held by Chengwei Partners, L.P.

8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds (including Chengwei Partners, L.P.) and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,528,541[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON PN

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge, and 313,007 Class A ordinary shares and 442,385 Class B ordinary shares directly held by Chengwei Partners, L.P.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei Ventures Evergreen Advisors Fund, LLC (“Chengwei Evergreen LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,817,678 shares (represented by 649,200 Class A ordinary shares and 1,168,478 Class B ordinary shares, which may be converted into 1,168,478 Class A ordinary shares at any time) are directly held by Chengwei Evergreen LLC., except that Chengwei Management, the managing member of Chengwei Evergreen LLC; and Mr. Ye Sha, the managing director of Chengwei Management, may also be deemed to have sole voting power with respect to the shares directly held by Chengwei Evergreen LLC.

6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds (including Chengwei Evergreen LLC) and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

7

SOLE DISPOSITIVE POWER
1,817,678 shares (represented by 649,200 Class A ordinary shares and 1,168,478 Class B ordinary shares, which may be converted into 1,168,478 Class A ordinary shares at any time) are directly held by Chengwei Evergreen LLC., except that Chengwei Management, the managing member of Chengwei Evergreen LLC; and Mr. Ye Sha, the managing director of Chengwei Management, may also be deemed to have sole dispositive power with respect to the shares directly held by Chengwei Evergreen LLC.

8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds (including Chengwei Evergreen LLC) and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,590,827[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON OO

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge, and 649,200 Class A ordinary shares and 1,168,478 Class B ordinary shares directly held by Chengwei Evergreen LLC.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei Preferred Holdings 2012, LLC (“Chengwei Preferred 2012”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds (including Chengwei Preferred 2012) and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds (including Chengwei Preferred 2012) and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,773,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON OO

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei GP Holdings Ltd. (“Chengwei GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds (including Chengwei GP) and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds (including Chengwei GP) and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,773,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON OO

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Anfu Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates (including Anfu Holdings, LLC), the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates (including Anfu Holdings, LLC), the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,773,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON OO

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Pishon Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates (including Pishon Holdings Limited), the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates (including Pishon Holdings Limited), the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,773,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON OO

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Yes Holdings Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates (including Yes Holdings Group Limited), the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates (including Yes Holdings Group Limited), the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,773,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON OO

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Ping Ping
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates (including Ping Ping), the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates (including Ping Ping), the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,773,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[2]
12	TYPE OF REPORTING PERSON IN

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei Evergreen Capital, L.P. (formerly known as Chengwei Ventures Evergreen Fund, L.P., “Chengwei Evergreen L.P.”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
18,167,853 shares (represented by 5,239,972 Class A ordinary shares and 12,927,881 Class B ordinary shares, which may be converted into 12,927,881 Class A ordinary shares at any time) are directly held by Chengwei Evergreen L.P., except that Chengwei Management, the general partner of Chengwei Evergreen L.P.; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have sole voting power with respect to the shares directly held by Chengwei Evergreen L.P.

	6	SHARED VOTING POWER 0
7

SOLE DISPOSITIVE POWER
18,167,853 shares (represented by 5,239,972 Class A ordinary shares and 12,927,881 Class B ordinary shares, which may be converted into 12,927,881 Class A ordinary shares at any time) are directly held by Chengwei Evergreen L.P., except that Chengwei Management, the general partner of Chengwei Evergreen L.P.; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have sole dispositive power with respect to the shares directly held by Chengwei Evergreen L.P.

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,167,853[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%[2]
12	TYPE OF REPORTING PERSON PN

1 Consists of 5,239,972 Class A ordinary shares and 12,927,881 Class B ordinary shares directly held by Chengwei Evergreen L.P.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei Evergreen Management, LLC (formerly known as Chengwei Ventures Evergreen Management, “Chengwei Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
An aggregate of 20,740,923 shares (represented by 6,202,179 Class A ordinary shares and 14,538,744 Class B ordinary shares, which may be converted into 14,538,744 Class A ordinary shares at any time) are directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P., who are controlled by Chengwei Management, the general partner or managing member of these entities, except that Mr. Ye Sha, the managing director of Chengwei Management, may also be deemed to have sole voting power with respect to the shares directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P.

6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

7

SOLE DISPOSITIVE POWER
An aggregate of 20,740,923 shares (represented by 6,202,179 Class A ordinary shares and 14,538,744 Class B ordinary shares, which may be converted into 14,538,744 Class A ordinary shares at any time) are directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P., who are controlled by Chengwei Management, the general partner or managing member of these entities, except that Mr. Ye Sha, the managing director of Chengwei Management, may also be deemed to have sole dispositive power with respect to the shares directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P.

8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,514,072[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1%[2]
12	TYPE OF REPORTING PERSON OO

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge, and an aggregate of 6,202,179 Class A ordinary shares and 14,538,744 Class B ordinary shares directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Victor Wing Cheung Koo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
10 shares (represented by 10 Class B ordinary shares, which may be converted into 10 Class A ordinary shares at any time) are directly held by 1Look, except that 1Look may be deemed to have sole voting power with respect to the shares directly held by 1Look.

6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

7

SOLE DISPOSITIVE POWER
4,380,010 shares, of which 4,380,000 shares (represented by 4,380,000 Class B ordinary shares, which may be converted into 4,380,000 Class A ordinary shares at any time) are directly held by the Koo 2012 Irrevocable Children’s Trust, an irrevocable trust established by Mr. Victor Wing Cheung Koo under the laws of the State of California, USA, for the benefit of his designated family members, of which Mr. Koo is the grantor and trustee[1], and 10 shares (represented by 10 Class B ordinary shares, which may be converted into 10 Class A ordinary shares at any time) are directly held by 1Look, except that 1Look may be deemed to have sole dispositive power with respect to the shares directly held by 1Look.

8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,023,149[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%[3]
12	TYPE OF REPORTING PERSON IN

1 Under the trust agreement for 4,380,000 shares granted by Mr. Victor Wing Cheung Koo, Mr. Koo retains the dispositive power with respect to all such shares while a special trustee who is not an affiliate of Mr. Koo has the sole power to exercise all voting rights in connection with these shares.

2 Consists of 4,380,000 Class B ordinary shares directly held by Mr. Victor Wing Cheung Koo, 626,773,149 Class B ordinary shares directly held by 1Verge and 10 Class B ordinary shares directly held by the Koo 2012 Irrevocable Children’s Trust.

3 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Ye Sha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
An aggregate of 20,740,923 shares (represented by 6,202,179 Class A ordinary shares and 14,538,744 Class B ordinary shares, which may be converted into 14,538,744 Class A ordinary shares at any time) are directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P., except that each of Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P.; and Chengwei Management, the general partner or managing member of Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P., may also be deemed to have sole voting power with respect to the shares directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P.

6

SHARED VOTING POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that each of 1Look, Chengwei Funds and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge.

7

SOLE DISPOSITIVE POWER
An aggregate of 20,740,923 shares (represented by 6,202,179 Class A ordinary shares and 14,538,744 Class B ordinary shares, which may be converted into 14,538,744 Class A ordinary shares at any time) are directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P., except that each of Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P.; and Chengwei Management, the general partner or managing member of Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P. may also be deemed to have sole dispositive power with respect to the shares directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P.

8

SHARED DISPOSITIVE POWER
626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, except that of 1Look, Chengwei Funds and Chengwei Affiliates, the holders of voting securities of 1Verge; Mr. Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Mr. Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,514,072[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1%[2]
12	TYPE OF REPORTING PERSON IN

1 Consists of 626,773,149 Class B ordinary shares directly held by 1Verge, and an aggregate of 6,202,179 Class A ordinary shares and 14,538,744 Class B ordinary shares directly held by Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Evergreen L.P.

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

Item 1(a).              Name of Issuer:

Youku Tudou Inc. (the “Company”)

Item 1(b).                                          Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at:
11/F, SinoSteel Plaza
8 Haidian Street
Beijing 100080
The People’s Republic of China

Item 2(a).                                          Name of Person Filing:

This statement is being filed on behalf of the following parties (collectively, the “Reporting Persons”): (1) 1Verge Holdings Ltd., a British Virgin Islands company (“1Verge”); (2) 1Look Holdings Ltd., a British Virgin Islands company (“1Look”); (3) Chengwei Partners, L.P., a Cayman Islands limited partnership, Chengwei Ventures Evergreen Advisors Fund, LLC, a Cayman Islands company (“Chengwei Evergreen LLC”), Chengwei Preferred Holdings 2012, LLC, a Cayman Islands company (“Chengwei Preferred 2012”), Chengwei GP Holdings Ltd., a British Virgin Islands company (“Chengwei GP”, and collectively with Chengwei Partners, L.P., Chengwei Evergreen LLC and Chengwei Preferred 2012, the “Chengwei Funds”); (4) Anfu Holdings, LLC, a Cayman Islands company, Pishon Holdings Limited, a British Virgin Islands company, Ping Ping, a citizen of the People’s Republic of China and Yes Holdings Group Limited, a British Virgin Islands company (collectively, “Chengwei Affiliates”) Chengwei Evergreen Capital, L.P. (formerly known as Chengwei Ventures Evergreen Fund, L.P.), a Cayman Islands limited partnership (“Chengwei Evergreen L.P.”), (6) Chengwei Evergreen Management, LLC, a Cayman Islands company (formerly known as Chengwei Ventures Evergreen Management, LLC, “Chengwei Management”); and (7) Victor Wing Cheung Koo, a citizen of Hong Kong; and (8) Ye Sha, a citizen of P.R. China.

Item 2(b).                                          Address of Principal Business Office or, if None, Residence:

The principal business office for each of 1Verge, the Chengwei Funds, the Chengwei Affiliates, Chengwei Evergreen L.P. and Mr. Ye Sha is:
c/o Suite C, No. 33
Lane 672 Changle Road
Shanghai 200040
P.R. China

The principal business office for Chengwei Management is:
c/o Chengwei Ventures Management, LLC
58 West Portal Av. #146
San Francisco, CA 94127
United States

The principal business office for each of 1Look and Mr. Victor Wing Cheung Koo is:
11/F, SinoSteel Plaza
8 Haidian Street
Beijing 100080
The People’s Republic of China

Item 2(c)                                              Citizenship:

See Item 2(a) above.

Item 2(d).                                          Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time.

Item 2(e).              CUSIP Number:

G9876M106 for the Class A ordinary shares.

Item 3.                                                         If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.                                                         Ownership:

The information required by Item 4(a) — (c) and set forth in rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) held by each Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares owned by the Reporting Person. The percentages of ownership set forth in row 11 of the cover page for each Reporting Person is based on 3,153,398,184 Class A ordinary shares outstanding as of December 31, 2014.

As of December 31, 2014, the aggregate voting power of 1Verge is 43.7%.  The aggregate voting power represents voting power of 626,773,149 Class B ordinary shares directly held by 1Verge with respect to the aggregate voting power represented by all outstanding shares of the Class A and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary share is entitled to four votes per share.

Item 5.                                                         Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                                                         Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.                                                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable.

Item 8.                                                         Identification and Classification of Members of the Group:

Not applicable.

Item 9.                                                         Notice of Dissolution of Group:

Not applicable.

Item 10.                                                  Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

1Verge Holdings Ltd.	By:	/s/ Victor Wing Cheung Koo
	Name:	Victor Wing Cheung Koo
	Title:	Director

1Look Holdings Ltd.	By:	/s/ Victor Wing Cheung Koo
	Name:	Victor Wing Cheung Koo
	Title:	Sole Director

Chengwei Partners, L.P.	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Chengwei Evergreen Capital, L.P.	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Chengwei Ventures Evergreen Advisors Fund, LLC	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Chengwei Evergreen Management, LLC	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Chengwei Preferred Holdings 2012, LLC	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Chengwei GP Holdings Ltd.	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Anfu Holdings, LLC	By:	/s/ Eric X. Li
	Name:	Eric X. Li
	Title:	Authorized Signatory

Pishon Holdings Limited	By:	/s/ Kang Pei
	Name:	Kang Pei
	Title:	Authorized Signatory

Yes Holdings Group Limited	By:	/s/ Ye Sha
	Name:	Ye Sha
	Title:	Authorized Signatory

Ping Ping	/s/ Ping Ping
Ping Ping

Victor Wing Cheung Koo	/s/ Victor Wing Cheung Koo
Victor Wing Cheung Koo

Ye Sha	/s/ Ye Sha
Ye Sha

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement